Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Initiation of a Phase Ib Clinical Study

of TT-223 in combination with a GLP-1 analogue in Patients with Type 2 Diabetes

TORONTO, ON, March 23rd, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ:TTHI, TSX:TTH) announced today that the first patient has been dosed in a clinical study of gastrin analogue TT-223 in combination with a proprietary Lilly GLP-1 analogue, in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

For information on enrollment, patients or caregivers can visit the website www.clinicaltrials.gov under study #NCT00853151

About Gastrin-Based Therapies

Transition and Eli Lilly and Company (NYSE:LLY) have entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize gastrin based therapies, including the lead compound TT-223. Gastrin based therapies are an emerging class of potential disease-modifying therapies for patients with diabetes, and have been shown to provide sustained improvement in glycemic control in preclinical models and early clinical studies. Sustained improvement in glycemic control is a key goal for patients with diabetes in order to alleviate the symptoms of hyperglycemia and to prevent diabetic complications, and improving their overall quality of life.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes.

Exhibit 99.1

Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz Chief Executive Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.223 tcruz@transitiontherapeutics.com	Elie Farah President & Chief Financial Officer Transition Therapeutics Inc. Phone: 416-260-7770, x.203 efarah@transitiontherapeutics.com